

Mail Stop 4631

October 14, 2009

via U.S. mail and facsimile

Mr. Stephen E. Graham, Vice President – Chief Financial Officer, Treasurer and Secretary
AMH Holdings, LLC
Associated Materials, LLC
3773 State Road
Cuyahoga Falls, OH 44223

> **RE: AMH Holdings, LLC**
> **Associated Materials, LLC**
> **Forms 8-K Item 4.01**
> **Filed September 24, 2009**
> **File Nos. 333-115543 and 000-24956**

Dear Mr. Graham:

We have completed our review of your filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant